Integrated finance company
LOPRO CORPORATION





File Number: 82-4664

December 15, 2008



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ____________________
KAZUHIRO ITO
GENERAL MANAGER OF
FINANCE AND IR DIVISION



Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

File No. 82-4664

RECEIVED
DEC 30 A 10:37

LOPRO CORPORATION

<u>Index</u>

Translation for:

1. Solicitation of Voluntary Retirement and Consolidation of Branch Offices
2. Result of Solicitation of Voluntary Retirement and Occurrence of Extraordinary Loss
3. Relocation of Headquarter Operations

File Number: 82-4664

(Translation) RECEIVED

2008 DEC 30 A 10:09

November 7, 2008

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Kazuhiro Ito
General Manager of Finance and IR Division
Tel.: (075) 321-6161

Solicitation of Voluntary Retirement and Consolidation of Branch Offices

We hereby announce that solicitation of voluntary retirement and consolidation of branch offices were resolved at a meeting of the board of directors held on November 7, 2008, as described below.

1. Reasons for Solicitation of Voluntary Retirement and Consolidation of Branch Offices

The Company has been engaged on profit structure reform and cost structure reform to respond to its strict business environment symbolized by the lowering of maximum lending rate under the Investment Deposit and Interest Rate Law and interest repayment claims. Solicitation of voluntary retirement and consolidation of branch offices will be carried out in order to further improve efficiency of management resources.

2. Outline of Solicitation of Voluntary Retirement

(1) Intended number of applicants

170 (including employees of subsidiaries)

* Number of full-time employees as of October 31, 2008: 317 (including employees of subsidiaries)

(2) Eligible applicants

All full-time employees, including those of subsidiaries

(3) Solicitation period

From November 10, 2008 to November 21, 2008

(4) Retirement date

Any date between December 1, 2008 and January 31, 2009 specified by the Company

(5) Preferential treatment

Special benefits will be paid in addition to ordinary retirement benefits.

3. Outline of Consolidation of Branch Offices

The number of offices, currently 12, will become 3 by December 30, 2008 after consolidation of 9 branch offices.

(1) Branch offices to be consolidated and schedules therefor

| Date of Consolidation | Number of Branch Offices to be Abolished | Branch Office to be Abolished | Succeeding Branch Office | Number of Branch Offices after Consolidation |
|---|---|---|---|---|
| December 30, 2008 | 9 | Sapporo Branch | Tokyo Branch | 3 |
| | | Sendai Branch | | |
| | | Chiba Branch | | |
| | | Yokohama Branch | | |
| | | Omiya Branch | | |
| | | Kyoto Branch | Osaka Branch | |
| | | Kobe Branch | | |
| | | Hiroshima Branch | | |
| | | Fukuoka Branch | | |

(2) Customer care

Transactions with customers at branch offices to be abolished will, in principle, be taken over by the respective succeeding branch offices. The Company seeks to provide further satisfactory services with the support of Headquarters Administration Center (centralized customer management) even after the consolidation.

4. Effects on Current Performance

Effects of solicitation of voluntary retirement and consolidation of branch offices on the Company's current performance are included in the forecast of consolidated business

results (April 1, 2008 through March 31, 2009) in "Outline of Quarterly Business Results for the Second Quarter Ended September 30, 2008" released on November 7, 2008. Details concerning special benefits on solicitation of voluntary retirement will be announced when the relevant applicants are confirmed.

File Number: 82-4664

(Translation)



December 8, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Kazuhiro Ito
General Manager of Finance and IR Division
Tel.: (075) 321-6161

## Result of Solicitation of Voluntary Retirement and Occurrence of Extraordinary Loss

We hereby announce the result of solicitation of voluntary retirement, which was released on November 7, 2008, and the occurrence of extraordinary loss in relation thereto, as described below.

1. Outline of Solicitation of Voluntary Retirement

(1) Intended number of applicants

170

(2) Eligible applicants

All full-time employees, including those of subsidiaries

(3) Solicitation period

From November 10, 2008 to November 21, 2008

(4) Retirement date

Any date between December 1, 2008 and January 31, 2009 specified by the Company

(5) Preferential treatment

Special benefits will be paid in addition to ordinary retirement benefits.

2. Result of Solicitation of Voluntary Retirement

Number of voluntary retirement applicants: 176
(Number of full-time employees as of November 30, 2008: 314 (consolidated-basis))

3. Outlook

(1) Effects of the occurrence of extraordinary loss on the Company's current performance

Due to this solicitation of voluntary retirement, special benefits of approximately 200 million yen will be recorded as extraordinary loss for the fiscal year ending March 31, 2009 on both consolidated and non-consolidated basis. The occurrence of extraordinary loss in relation to this matter has been included in "Outline of Quarterly Business Results for the Second Quarter Ended September 30, 2008" released on November 7, 2008.

(2) Effects on next fiscal years' performance

Personnel expense is expected to decrease by 1.0 billion yen annually for the next fiscal years on both consolidated and non-consolidated basis.

File Number: 82-4664

(Translation)

December 15, 2008

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Kazuhiro Ito
General Manager of Finance and IR Division
Tel.: (075) 321-6161

## Relocation of Headquarter Operations

We hereby announce that relocation of headquarter operations was resolved at a meeting of the board of directors held today, as described below. Location of the registered head office (60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto) will remain the same.

1. New Address

   Shin-Osaka Brick Building 12 F

2. Location

   6-1, Miyahara 1-chome, Yodogawa-ku, Osaka 532-0003

   Tel: 06-6393-0201 (main number)

3. Commencement of Operation

   Tuesday, January 13, 2009

4. Reason for Relocation

   Relocation will be carried out for rationalization of business operations.

5. Effects on Performance

Expenses in relation to relocation of headquarter operations are included in the forecast of consolidated business results (April 1, 2008 through March 31, 2009) in "Outline of Quarterly Business Results for the Second Quarter Ended September 30, 2008" released on November 7, 2008.



END